Filed pursuant to Rule 433
Registration No. 333-132574-03
Free Writing Prospectus Dated October 15, 2008
PPL ELECTRIC UTILITIES CORPORATION
$25,000,000
7.125% SENIOR SECURED BONDS DUE 2013

Issuer:	PPL Electric Utilities Corporation

Title:	7.125% Senior Secured Bonds due 2013

Expected Credit Ratings* (Moody’s/S&P/Fitch):	A3/A-/A-

Issuance Format:	SEC Registered

Principal Amount:	$25,000,000

Trade Date:	October 15, 2008

Settlement Date:	October 17, 2008 (T + 2)

Maturity Date:	November 30, 2013

Benchmark Treasury:	3.125% due September 30, 2013

Benchmark Treasury Yield:	2.975%

Spread to Benchmark Treasury:	412.5 basis points

Re-offer Yield:	7.100%

Annual Interest Rate:	7.125%

Interest Payment Dates:	Semi-annually on each May 30 and November 30, commencing on May 30, 2009

Price to Investors:	100.088% plus accrued interest, if any, from Settlement Date

Optional Redemption:	The bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of the principal amount of the bonds being redeemed or the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 50 basis points.

CUSIP Number:	69351 UAL 7

Joint Bookrunners:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Lazard Capital Markets LLC
Scotia Capital (USA) Inc.

Co-Managers	BNY Mellon Capital Markets, LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2775, Ext. 2663, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Lazard Capital Markets LLC at 1-212-632-6717 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.